Comiskey *Professional Corporation* *&*Company

March 17, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: American Development & Investment Fund, Inc.
(fka MNS Eagle Equity Group, Inc.)

Ladies and Gentleman,

We were previously the principal accountants for MNS Eagle Equity Group, Inc. (the "Company") and have issued our report dated January 30, 2006 on the audited financial statements of the Company as of December 31, 2005 and 2004. We have read and agree with the statements contained in Item 9 to Form 10-K of American Development & Investment Fund, Inc. regarding changes in and disagreements with its principal accountants.

January 30, 2006
Denver, Colorado

Comiskey & Company
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street • Suite 385 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com